EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

BIRCHTECH CORP.

Birchtech Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

First: The name of the Corporation is Birchtech Corp.

Second: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is May 30, 2006, under the name of Digicorp, Inc.

Third: That Article Fourth of the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), is hereby amended to read in its entirety as follows:

“FOURTH: The Corporation is authorized to issue two classes of stock. One class of stock shall be Common Stock, par value $0.001 per share. The second class of stock shall be Preferred Stock, par value $0.001 per share. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the Board of Directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the Board of Directors.

The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

Class	Par Value	Authorized Shares
Common	$0.001	150,000,000
Preferred	$0.001	2,000,000
Total		152,000,000

Upon the filing and effectiveness of this Certificate of Amendment of the Certificate of Incorporation pursuant to the DGCL whereby this Article FOURTH is amended to read as set forth herein (the “Effective Time”), each five (5) shares of Common Stock, with a par value of $0.001 per share, of the Corporation issued and outstanding immediately prior to the Effective Time shall thereby and thereupon automatically be changed and reclassified and represent one (1) validly issued, fully paid and nonassessable share of Common Stock, with a par value of $0.001 per share, of the Corporation (the “Reverse Split”). No fractional shares will be issued by reason of the Reverse Split. Fractional share interests created as a result of the Reverse Split shall be rounded up to the next whole number of shares by the Corporation. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock into which shares of Common Stock have been changed and reclassified, but giving effect to the rounding of fractional shares as provided in the immediately preceding sentence.”

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Fourth: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

Fifth: That this Certificate of Amendment to the Certificate of Incorporation shall be effective on the 26th day of December, 2025.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by its President and Chief Executive Officer this 23rd day of December, 2025.

BIRCHTECH CORP.

By:	/s/ Richard MacPherson
Name:	Richard MacPherson
Title:	President and Chief Executive Officer

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